Exhibit 12

SPRINT NEXTEL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in millions)
Earnings
Income (loss) from continuing operations before income taxes	$1,053	$1,271	$1,291	$(3,244)	$(2,149)	$(1,173)	$(4,047)
Capitalized interest	(66)	(31)	(53)	(56)	(58)	(88)	(108)
Net losses (earnings) in equity method investees	1	(114)	(107)	41	79	120	175

Subtotal	988	1,126	1,131	(3,259)	(2,128)	(1,141)	(3,980)

Fixed charges
Interest charges	1,240	927	1,347	1,274	1,414	1,458	1,247
Interest factor of operating rents	473	295	450	347	360	388	368

Total fixed charges	1,713	1,222	1,797	1,621	1,774	1,846	1,615

Earnings (loss), as adjusted	$2,701	$2,348	$2,928	$(1,638)	$(354)	$705	$(2,365)

Preferred stock dividends paid	2	5	7	7	7	7	7
Total fixed charges	1,713	1,222	1,797	1,621	1,774	1,846	1,615

Total fixed charges and preferred stock dividends	1,715	1,227	1,804	1,628	1,781	1,853	1,622
Ratio of earnings to fixed charges	1.58	1.92	1.63	— (1)	— (2)	— (3)	— (4)

Ratio of earnings to combined fixed charges and preferred stock dividends	1.57	1.91	1.62	— (1)	— (2)	— (3)	— (4)

(1)	Earnings, as adjusted, were inadequate to cover fixed charges and fixed charges and preferred stock dividends by $3.3 billion in 2004.
(2)	Earnings, as adjusted, were inadequate to cover fixed charges and fixed charges and preferred stock dividends by $2.1 billion in 2003.
(3)	Earnings, as adjusted, were inadequate to cover fixed charges and fixed charges and preferred stock dividends by $1.1 billion in 2002.
(4)	Earnings, as adjusted, were inadequate to cover fixed charges and fixed charges and preferred stock dividends by $4.0 billion in 2001.

Note:	The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing fixed charges and pre-tax earnings required to cover preferred stock dividends into the sum of earnings (after certain adjustments) and fixed charges. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents. Pre-tax earnings required to cover preferred stock dividends are calculated by dividing one less our effective income tax rate into preferred stock dividends. Earnings included Income from continuing operations before income taxes, plus (minus) net losses (earnings) in equity method investees, less capitalized interest.